

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of February 28, 2025

The principal balances and results accumulated for the period ending February 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,668,433
Loans and accounts receivables from customers and banks, net	39,483,214
Loans and accounts receivables from customers at fair value, net	96,804
Financial instruments	8,593,965
Financial derivative contracts	11,595,622
Other asset ítems	4,861,009
Total assets	**67,299,047**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,446,116
Time deposits and other time liabilities	17,463,403
Issued debt and regulatory capital instruments	10,173,086
Financial derivative contracts	11,846,317
Other liabilities ítems	9,939,710
Total equity	4,430,415
Total liabilities and Equity	**67,299,047**

Equity attributable to:	
Equity holders of the Bank	4,324,946
Non-controlling interest	105,469

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	327,012
Net fee and commission income	98,385
Result from financial operations	45,636
Total operating income	**471,033**
Provision for loan losses	(96,581)
Support expenses	(156,356)
Other results	(13,705)
Income before tax	**204,391**
Income tax expense	(28,679)
Net income for the period	**175,712**

Attributable to:	
Equity holders of the Bank	173,363
Non-controlling interest	2,349
	327,012

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de Febrero de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Febrero de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.668.433
Créditos y cuentas por cobrar a clientes y bancos	39.483.214
Créditos y cuentas por cobrar a clientes a valor razonable	96.804
Instrumentos financieros	8.593.965
Contratos de derivados financieros	11.595.622
Otros rubros del activo	4.861.009
Total Activos	**67.299.047**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.446.116
Depósitos y otras captaciones a plazo	17.463.403
Instrumentos de deuda y capital regulatorio emitidos	10.173.086
Contratos de derivados financieros	11.846.317
Otros rubros del pasivo	9.939.710
Total patrimonio	4.430.415
Total Pasivos y Patrimonio	**67.299.047**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.324.946
Interés no controlador	105.469

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	327.012
Ingresos netos de comisiones	98.385
Resultado de operaciones financieras	45.636
Total ingresos operacionales	**471.033**
Gasto de pérdidas crediticias	(96.581)
Gastos de apoyo	(156.356)
Otros resultados	(13.705)
Resultado antes de impuesto	**204.391**
Impuesto a la renta	(28.679)
Utilidad consolidada del periodo	**175.712**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	173.363
Interés no controlador	2.349

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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